UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Information Update







5 April 2007

                                   Pearson plc

                          ("Pearson" or the "Company")


                           Annual Information Update



Annual Information Update for the period 1 April 2006 up to and including 4 April 2007.


In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some of it may now be out of date.


Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website at www.londonstockexchange.com or from the press releases page on the Company's website at www.pearson.com/index.cfm?pageid=144, which also shows announcements concerning Group news. The Stock Exchange announcements made during the defined period are:

Date of Announcement      Headline of Announcement at Stock Exchange

 2 April 2007             Total Voting Rights
 2 April 2007             Director/PDMR Shareholding
26 March 2007             Annual Report and Accounts
22 March 2007             Director/PDMR Shareholding
21 March 2007             Holding(s) in Company
21 March 2007             Holding(s) in Company
 2 March 2007             Holding(s) in Company
 1 March 2007             Total Voting Rights
28 February 2007          Holding(s) in Company
26 February 2007          Final Results
 2 February 2007          Total Voting Rights - Amend
22 January 2007           Trading Statement
18 January 2007           Total Voting Rights
18 January 2007           Total Voting Rights
15 January 2007           Total Voting Rights
11 January 2007           Director/PDMR Shareholding
10 January 2007           Total Voting Rights
22 December 2006          Director/PDMR Shareholding
21 December 2006          Director/PDMR Shareholding
18 December 2006          Total Voting Rights
14 December 2006          Blocklisting Interim Review
12 December 2006          Additional Listing
11 December 2006          Disposal
 5 December 2006          Additional Listing
27 November 2006          Holding(s) in Company
15 November 2006          Holding(s) in Company
30 October 2006           Nine-Month Trading Update
18 October 2006           Director/PDMR Shareholding
16 October 2006           Director/PDMR Shareholding
 6 October 2006           Holding(s) in Company
 2 October 2006           Director/PDMR Shareholding
27 September 2006         Director/PDMR Shareholding
26 September 2006         Director/PDMR Shareholding
 5 September 2006         Holding(s) in Company
 4 September 2006         Holding(s) in Company
 1 September 2006         Director/PDMR Shareholding
24 August 2006            Holding(s) in Company
16 August 2006            Holding(s) in Company
 8 August 2006            Holding(s) in Company
 8 August 2006            Acquisition
 3 August 2006            Director/PDMR Shareholding
 2 August 2006            Director/PDMR Shareholding
31 July 2006              Interim Results
24 July 2006              Additional Listing
14 July 2006              Holding(s) in Company
14 July 2006              Holding(s) in Company
12 July 2006              Additional Listing
 7 July 2006              Director/PDMR Shareholding
 6 July 2006              Additional Listing
 3 July 2006              Director/PDMR Shareholding
30 June 2006              Director's Share Interests
28 June 2006              Director/PDMR Shareholding
22 June 2006              Holding(s) in Company
15 June 2006              Holding(s) in Company
8 June 2006               Additional Listing
31 May 2006               Acquisition
25 May 2006               Acquisition
24 May 2006               Blocklisting Interim Review
22 May 2006               Director Declaration
15 May 2006               Directorate Change
15 May 2006               Additional Listing
11 May 2006               Director/PDMR Shareholding
11 May 2006               Director/PDMR Shareholding
 8 May 2006               Director/PDMR Shareholding
 5 May 2006               Director/PDMR Shareholding
 5 May 2006               Acquisition
28 April 2006             Holding(s) in Company
28 April 2006             Directorate Change
25 April 2006             Acquisition
21 April 2006             Result of AGM
21 April 2006             AGM Statement
20 April 2006             Holding(s) in Company
12 April 2006             Director/PDMR Shareholding
11 April 2006             Holding(s) in Company
11 April 2006             Additional Listing
 3 April 2006             Director/PDMR Shareholding


Documents Filed with Companies House

The Company has made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded at www.direct.companieshouse.gov.uk, using Companies House Direct.

Date Posted on Companies House Direct  Document Filed with Companies House
Website

29 September 2006                      Form 288c - Change of Director's
                                       Particulars
10 July 2006                           Form 363a - Annual Return
22 June 2006                           Form 288a - Appointment of Director
20 June 2006                           Form 288c - Change of Director's
                                       Particulars
 9 May 2006                            Form 288c - Change of Director's
                                       Particulars
 5 May 2006                            Annual Accounts to 31 December 2005
 2 May 2006                            Form 288b - Resignation of Director
 2 May 2006                            Form 288b - Resignation of Director
28 April 2006                          Form 123 - Notice of Increase in Nominal
                                       Capital
28 April 2006                          Ordinary and Special Resolutions approved
                                       at AGM


In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 15 March 2007, 6 March 2007, 2 March 2007, 27 February 2007, 19 February 2007, 25
January 2007, 23 January 2007, 18 January 2007, 12 January 2007, 6 January 2007, 29 December 2006, 18 December 2006, 12 December 2006, 30 November 2006, 23 November 2006, 10 November 2006, 3 November 2006, 2 November 2006, 31 October 2006, 26 October 2006, 19 October 2006, 11 October 2006, 25 September 2006, 22
September 2006, 30 August 2006, 24 August 2006, 22 August 2006, 17 August 2006, 15 August 2006, 25 July 2006, 27 June 2006, 19 June 2006, 14 June 2006, 1 June
2006, 23 May 2006, 17 May 2006 and 4 April 2006.


Interim Results

The Company's interim results for the period 1 January 2006 to 30 June 2006 were published in the Financial Times newspaper worldwide on 1 August 2006. They are now available on the annual report page on the Company's website at www.pearson.com/index.cfm?pageid=58.


Information Provided to Shareholders

The Company sent the following documents to its shareholders during the defined period:

Date of    Documents Sent to Shareholders
Mailing

26 March   Governance and Financial Statements 2006 and/or Annual Review and
2007       Summary Financial Statements 2006.
           Letter from the Chairman and Notice of 2007 AGM.
           Form of Proxy in relation to 2007 AGM.


Copies of the Governance and Financial Statements, Annual Review and Summary Financial Statements, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2006 year end were also submitted to the UK Listing Authority on 26 March 2007. In addition, copies of the resolutions passed at the 2006 AGM were sent to the UK Listing Authority on 21 April 2006. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.


US Listing

The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:


Securities and Exchange Commission ("SEC")

The Company filed hard copies of its Stock Exchange announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 23 March 2007, 5 March 2007, 19 January 2007, 5 January 2007, 14 December 2006, 16 November 2006, 17 October 2006, 22 September 2006, 11 August 2006, 3 August 2006, 14 July 2006, 26 June
2006, 2 June 2006, 11 May 2006 and 24 April 2006. In addition, the AGM documentation, referred to above, was sent to the SEC on 26 March 2007 and copies of the resolutions passed at the 2006 AGM were also sent to the SEC on 21 April 2006. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.


NYSE

The Company sent copies of the AGM documentation, referred to above, to the NYSE on 26 March 2007 and copies of the resolutions passed at the 2006 AGM were also sent to the NYSE on 21 April 2006.


Bank of New York ("BoNY")

The Company sent copies of the AGM documentation, referred to above, to the BoNY on 26 March 2007.


Information Provided to US Shareholders Only

The Company sent to its US shareholders a copy of the Form 20-F on 11 May 2006, with the SEC having received a copy on 5 May 2006. A copy of this document can be viewed and downloaded from the Company's website at www.pearson.com/ index.cfm?pageid=58 and hard copies are available from the Company Secretary of Pearson.


Stephen Jones

Deputy Secretary 5 April 2007






                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 05 April, 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary